

November 29, 2012

Via E-mail
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LP
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

    Re: **Chart Acquisition Corp.**
            Amendment No. 9 to Registration Statement on Form S-1
            Filed November 20, 2012
            File No. 333-177280

Dear Mr. Brady:

We have reviewed Amendment No. 9 to your registration statement on Form S-1 and have the following additional comments.

Prospectus Summary, page 1

The Offering, page 6

Warrant Tender Offer, page 16

1. Please briefly disclose the purpose of the warrant tender offer.

2. Please discuss the potential dilutive effect on your public stockholders if the warrant tender offer is successful and your sponsor, Mr. Wright and Cowen Overseas elect to exercise their warrants.

3. You state that if you are unable to consummate your initial business transaction, holders of your outstanding public warrants will receive a pro-rata portion of the proceeds on deposit in the escrow account. Please disclose, if true, that the pro-rata amount will be approximately $0.30 per warrant. Please also disclose whether the interest earned on the amount deposited in the escrow account will be included in the distribution.

4. Please disclose how you will pro-rate the amounts payable for tendered warrants in the event that more than 3,750,000 warrants are validly tendered. We note, in this regard, the terms included in Exhibit B to the Escrow Agreement.

5. Please discuss the fact that neither the company nor any of the holders of the outstanding warrants will be a party to the Escrow Agreement, rendering the warrant holders as third party beneficiaries of the agreement. Please also highlight that while your sponsor, Mr. Wright and Cowen Overseas have "committed" to undertake the warrant tender offer, they do not appear to be under any contractual or other binding obligation to do so. To the extent appropriate, please include corresponding risk factor disclosure. Also please disclose, to the extent currently known, the amount of funds each bidder will contribute towards the aggregate offer consideration of $2,250,000 to be deposited into escrow.

6. Please provide us with your analysis explaining whether Chart Acquisition Corp. would be a bidder in the tender offer given the participation of the sponsor and the registrant's chairman and chief executive officer. See Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov) for guidance.

7. Please tell us the nature and extent of the disclosure relating to the business combination that you expect to be included in the offer document relating to the warrant tender offer. In this respect, please tell us whether the business combination disclosure would be different depending on whether the business combination is structured to require a shareholder vote or not.

8. Please tell us how the warrant tender offer bidders determined the purchase price of $0.60 per warrant.

9. Given that your disclosure of the warrant tender offer in your registration statement appears to constitute the first public announcement of that tender offer, please provide us your analysis of the applicability of Rule 14e-5 with respect to the three bidders and other "covered persons," as such term is defined in Rule 14e-5(c)(3).

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP